UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities
Exchange Act of 1934

RESPIRONICS, INC.
(Name of Subject Company (Issuer))

MOONLIGHT MERGER SUB, INC.
a wholly owned subsidiary of
PHILIPS HOLDING USA INC.
a wholly owned subsidiary of
KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Names of Filing Persons (Offerors))
Common Stock, par value $ 0.01 per share,
and associated common stock acquisition rights
(Title of Class of Securities)
761230101
(CUSIP Number of Class of Securities)
Joseph E. Innamorati
Moonlight Merger Sub, Inc.
1251 Avenue of the Americas
New York, NY 10020-1104
(212) 536-0641
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
Neil T. Anderson
Matthew G. Hurd
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Additional Information
The tender offer described in these written materials has not yet commenced, and these written materials are neither an offer to purchase nor a solicitation of an offer to sell the common stock of Respironics, Inc. (“Respironics”). Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in these written materials when they become available because they will contain important information. The tender offer statement will be filed by Moonlight Merger Sub, Inc., a fully-owned subsidiary of Philips Holding USA Inc., which is a fully-owned subsidiary of Koninklijke Philips Electronics N.V. (collectively “Philips”), with the Securities and Exchange commission (“SEC”) and the solicitation/recommendation statement will be filed by Respironics with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Philips or Respironics with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to Investor Relations of Respironics at 1010 Murry Ridge Lane, Murrysville, PA 15668.
THE FOLLOWING WRITTEN MATERIALS WERE MADE AVAILABLE ON THE WEBSITE OF
KONINKLIJKE PHILIPS ELECTRONICS N.V. ON DECEMBER 21, 2007.

Amsterdam December 21, 2007 Philips to acquire Respironics: A leading player in the respiratory market

Forward Looking Statements Forward Looking Statements This document and the related oral presentation, including responses to questions following the presentation may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. We caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. Examples of forward-looking statements are statements we have made about our strategy, estimates of sales growth, future EBITA and cost savings, future developments in our organic business as well as the benefit of future acquisitions, and our capital position. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward looking statements that we make are subject to, among other things, domestic and global economic and business conditions, levels of consumer and business spending in major economies, changes in consumer preferences with respect to our existing and new products, our ability to develop and market new products, changes in legislation, the successful implementation of our strategy and our ability to realize the benefits of this strategy, changes in exchange and interest rates, changes in tax rates, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain product lines and businesses or restructure our operations, the rate of technological changes, political and other developments in countries where Philips operates and industry consolidation as well as the impact of competition - a number of which factors are beyond our control. As a result, our actual future results may differ materially from the plans, goals, and expectations set forth in such forward-looking statements. Additional risks and factors are identified in our Annual Report for the fiscal year ended December 31, 2006 and our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC"), which is available on the SEC's website at www.sec.gov. Readers should consider the disclosures in that Report and any additional disclosures that we have made or may make in documents that we have filed or furnished to the SEC or may file with or furnish to the SEC or other regulatory authorities. Any forward-looking statements made by or on our behalf speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Statements regarding market share, including as to Philips' competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated. Use of non-GAAP Information In presenting and discussing the Philips Group's financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). Use of fair value measurements In presenting the Philips Group's financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When a readily determinable market value does not exist, fair values are estimated using valuation models which we believe are appropriate for their purpose. They require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases, independent valuations are obtained to support management's determination of fair values.

Contents I Strategic rationale II Transaction highlights III Respironics overview IV Value creation potential V Timetable

PHILIPS

Journey towards Consumer Health & Wellness

The acquisition of Respironics is a significant milestone on a journey we began in September 2004 when we announced our ambition to build a € 750m - € 1 billion business in Consumer Healthcare and Wellness within 3 to 4 years. By the end of 2007 we will have achieved € 700m of this target and this acquisition will take us to almost € 1.5 billion for 2008.

We believe that Home Healthcare will be a huge market in the future and the investments that we are making will clearly separate us from our competitors and develop a clear link with our Lifestyle businesses.

Respironics significantly broadens Philips' home healthcare platform. Philips' global distribution reach is likely to accelerate Respironics' sales volume, while enabling cost savings for both sleep and hospital businesses. The ventilation business of Respironics complements Philips' patient monitoring business for acute and critical care.


BU Consumer Health & Wellness was established as part of DAP
Avent and Sonicare were combined as Health & Wellness in DAP
Lifeline was separated from DAP as Consumer Healthcare Solutions
Vision 2010: Consumer Healthcare Solutions renamed to Home Healthcare Solutions and, together with PMS, comprise our Healthcare sector; Health & Wellness to be part of Consumer Lifestyle sector
DAP Sonicare acquisition
Lifeline acquisition
Avent acquisition
Health Watch acquisition
Raytel acquisition
Respironics announcement
2000
9.2004
7.2006
1.2008

4

Respironics has strategic links to multiple Philips business areas 5% Respironics-Philips strategic links Links to Philips Healthcare's cardiac care cycle strategy through sleep apnea comorbidities with cardiac conditions Healthcare (hospital) Home Healthcare Solutions Consumer Lifestyle Lighting & Philips Research End-user overlap between Respironics oxygen therapy patients and Lifeline subscribers Comorbidity link between Raytel Cardiac Services patients and obstructive sleep apnea patients Respironics' (future) consumer products around sleep add to existing Lifestyle portfolio in mass retail channels Snoring Insomnia Respironics' light-based solutions for sleep disorders e.g. jet lag prevention products, treatment devices for Seasonal Affective Disorder and other Circadian Rhythm disorders Philips business area

Through Respironics we differentiate ourselves from our key competitors Respironics is an acquisition that positively differentiates us from our key competitors : Market segment: positions Philips as a true global leader in the fast growing Home Healthcare space with a strong product portfolio, extensive channel access and an improved R&D base to leverage future offerings and solutions Device segment: provides Philips with a leadership position in the fast-growing and profitable Respiratory market at a time when the North American Imaging Systems market is contracting Care cycle focus: offers Philips another possibility to move into the early and end stages of the care cycle of a disease that takes place in the home. The capabilities of Respironics (treatment and treatment compliance) complement Lifeline (monitoring) and Raytel (monitoring and 'self diagnosis') Disease focus: gives Philips a global leadership position in the fast-growing market of obstructive sleep apnea (OSA) therapy, a condition with high co-morbidities with many chronic conditions such as Congestive Heart Failure (CHF), hypertension and diabetes

2007.00000000023 500.000000000057 1000.00000000011 1500.00000000017 2000.00000000023 2007 2012 Respironics provides the platform for accelerating our Home Healthcare strategic vision Size (Eur M) Accelerated roadmap with Respironics Integration &128;5B+ Global home healthcare leader Asthma detection? Consumer Lifestyle for the elderly? Broad scale insomnia solutions? Hypertension/diabetes solutions? Current HHS Lifeline Health Watch Raytel Motiva Niche leadership in connected home care Consolidated &128;2B+ leadership in Cardiac & Respiratory treatment compliance and monitoring in the Home. Wave 1 Wave 2 Existing strategic roadmap Philips - Respironics Channels Technologies/applications Brand Follow-on acquisitions

PHILIPS

…and improves Philips' care cycle presence

The continuum of care

Pre hospital	Hospital				Home care
					
Emergency care	*Radiology*	*Operating Room (OR) / Anesthesia*	*Intensive Care Unit (ICU)*	*Perinatal care*	*Home care*

Examples of components of the healthcare system:

Emergency care	Radiology	Operating Room (OR) / Anesthesia	Intensive Care Unit (ICU)	Perinatal care	Home care
Ventilation	X-Ray	Anesthesia	Ventilation	Ventilation	Oxygen therapy
Monitoring	CT	Monitoring	Monitoring	Incubators/ Warmers	Sleep therapy
Defibrillators	MR	IT Systems	IT Systems	Neonatal ICU equipment	Ventilation
		OR equipment ▪ Lighting ▪ Tables ▪ Medical equip.	ICU equipment	Monitoring	Monitoring (personal emergency & remote patient monitoring
			Infusion		

integrated via clinical decision support

Areas

- Philips
- Respironics

8

Respironics contributes to execution of the Philips Healthcare Sector's Vision 2010 strategy... 5% Respironics provides a logical bridge between the professional and home healthcare settings, filling many existing gaps in the care cycle Vision & Mission Vision Removing boundaries in healthcare Mission Improve lives through solutions designed around needs of customers and patients Philips' differentiation Patient and care provider driven Respironics' fit Respironics adds close to &128;1B immediate additional business, with leading growth and profitability Respironics would be a key differentiator for growing home care and also provides further levers to growth in Emerging Markets

Vision 2010 We are taking the next evolutionary step in our journey towards becoming a market-driven global leader in Healthcare, Lifestyle and Technology Formation of market sectors to realign our organization and go to market approach with the healthcare and lifestyle technology company strategy. Integration of our businesses within these sectors will leverage our best capabilities to deliver on customer focus, growth and profitability targets. Innovation Brand Body Mind Space Appearance Body Mind Space

Contents I Strategic rationale II Transaction highlights III Respironics overview IV Value creation potential V Timetable

Financial highlights All cash offer of US$66.00 per share represents a total enterprise value of US$4.9bn/&128;3.4bn(a) Implied CY 2007 EBITA transaction multiple of 24.7x (b) and 22.5x (b) based on FY 2008 estimates. Respironics will increase revenue growth and be EBITA margin accretive to Philips and Philips Medical Systems immediately (a) Based on $ to &128; exchange rate of 1.44 (b) Based on IBES estimates. Excludes one time charges. Includes stock based compensation expense

Contents I Strategic rationale II Transaction highlights III Respironics overview IV Value creation potential V Timetable

PHILIPS

Respironics introduction

- Founded in 1976 and headquartered in Murrysville, US
- A leading developer, manufacturer, and distributor of products for the global respiratory market
- #1 in the global OSA market with products distributed in over 131 countries
- History of innovation with a portfolio of emerging growth technologies
- Approximately 5,000 employees

Sales Distribution
(Fiscal year 2007)


US Home Respiratory & Sleep 51%
Int'l Home Respiratory & Sleep 22%
US hospital 18%
Int'l hospital 9%


US 69%
EMEA 16%
Asia Pacific 11%
Latin America 4%

Key financials
MAT Sept 2007 Revenue: US$1.2bn
MAT Sept 2007 EBITA margin (a): US$180m/15%

(a): EBITA includes stock based compensation expense and excludes restructuring and acquisition related expenses, adjusted for stock based compensation EBITA is US$194m/16% margin. MAT is Moving Annual Total.

14

PHILIPS

Within home healthcare, respiratory is the most attractive segment

Global home healthcare market US$B, 2007E

Market segment	Market, 2007E Size (B)	Market, 2007E Growth
Respiratory devices	5.6	10%
Labour intensive services	127.0	5%
Mobility and living aids	4.3	5%
Technology based services	1.5	12%
Infusion pumps	0.9	9%
Supplies	2.3	5%

In the US$ 140bn home healthcare market respiratory equipment is an attractive segment for Philips

- High market growth rates and profitability, especially in Sleep Apnea
- Market still largely under-penetrated, especially outside of the US
- Closest adjacency to current core (Acute Care)

Note: Services market is service-provider revenues; equipment and supplies markets are manufacturer revenues; overview excl. blood glucose meters

15

Respironics provides Philips with leading positions in obstructive sleep apnea (OSA) therapy and other attractive segments Global respiratory market overview, 2007E Respironics' market position, # 1 2 3 3 5 OSA diagnostics does not include Home Diagnostics devices Source: Global Industry Analysts; Frost & Sullivan; Company estimates 1 1.78 OSA therapy devices 1.13 Oxygen equipment 0.90 Ventilators 0.49 Nebulizers 0.30 Spirometers 0.22 Manual resuscitators 0.21 Masks, Circuits & Disposables 0.19 OSA diagnostic devices 0.15 Humidifiers 0.14 Pulmonary function testing 0.11 Peak flowmeters 5.62 Total 17% 8% 4% 5% 7% 6% 7% 8% 4% 3% 9% 10% Market size, US$ B CAGR 2007-2010 0.10

Diverse product portfolio addresses both home and hospital markets Sleep therapy devices Home oxygen therapy Sleep Well Ventures Sleep Diagnostics Patient Interfaces Non - invasive Ventilation Invasive Ventilation Patient Monitoring Respiratory Drug Delivery Children's Medical Ventures Home Hospital

Strong financial record with leading growth and margins MAT Sept 2002 2007 CAGR Double digit sales growth(a) Strong EBITA margin of 15% Sales (US$m) 526 1,240 19% EBITA (US$m) 80 180 18% Note: EBITA includes stock compensation expense and excludes restructuring and acquisition related expenses EBITA excluding stock compensation EBITA for 2007 is US$194m/CAGR 18%/EBITA margin 16%. MAT is Moving Annual Total (a) Includes sales growth from acquisitions Source: Company filings

Respironics: Key strengths #1 position in Global OSA market Market leader in fast-growing non-invasive ventilation Highly attractive market with low penetration and double digit growth Strong R&D capabilities in a market driven by product innovation Strong in home offering with leading position Strong and experienced management team Robust financial track record - earnings expectations met in the last 32 quarters with a EPS CAGR of 24% in the last 5 years

Contents I Strategic rationale II Transaction highlights III Respironics overview IV Value creation potential V Timetable

Combined financials Medical Philips & PMS & MAT-Sept 2007 Philips(a) Systems(a) Respironics(b) Respironics Respironics Combined post-synergies(c) Note: Philips financials do not include Genlyte numbers. EBITA includes stock compensation expense. Financials for Philips and Medical Systems are excluding MedQuist Respironics' financials converted from $ to &128; at the average exchange rate of 1.42 Based on run-rate revenue and cost synergies. Source: Company filings Sales (&128;m) 26,486 6,517 873 27,485 7,516 EBITA (&128;m) 1,938 870 127 2,136 1,068 Margin % 7.3% 13.3% 14.6% 7.8% 14.2%

Significant value creation Respironics significantly broadens Philips' home healthcare platform Enables Philips to execute home healthcare vision through greater depth to touchpoints of the consumer in healthcare management capacity Expands footprint into consumer health and remote monitoring established by Lifeline and Raytel acquisitions Opportunity for cross selling between the channels (notably Respironics and Lifeline) Philips global distribution reach likely to accelerate Respironics' sales volume while enabling cost savings for both sleep and hospital businesses Ventilation business of Respironics complements Philips' patient monitoring business for acute and critical care. Philips' access and scale into the hospital channel will create opportunity to grow Respironics' hospital sales and cut expenses

Respironics continues Philips' strategy of value accretive acquisitions ~ &128;10 bn over past 2 years invested (a) - Date shown refers to announcement date (b) - IGC: Intermagnetics, PLI: Partners in Lighting, DLO: Digital Lifestyle Outfitters, TIR: TIR Systems, VMI: VMI-sistemas medicos (Brazil) Stentor Liumileds Lifeline Witt Bodine Power Sentry Avent IGC PLI Health watch DLO TIR VMI Color Kinetics Raytel Genlyte Emergin VISICU Moonlight Blank 0.2 1 1.6 1.7 1.7 1.7 2.4 3.4 4 4.1 4.2 4.2 4.2 4.7 4.8 6.6 6.6 6.7 Healthcare 0.2 0.6 0.1 1 0.1 0.1 0.1 0.1 0.2 3.4 Lighting 0.8 0.1 0.1 0.5 1.8 Consumer Lifestyle 0.1 0.7 0.6 0.1 Stentor Lumileds Lifeline Witt Bodine Power Sentry Avent IGC(b) PLI(b) Health watch DLO(b) TIR(b) VMI(b) Color Kinetics Genlyte Amounts in &128; billions (Enterprise Value) Aug 2005 Nov 2005 Mar 2006 Apr 2006 Jul 2006 Jul 2006 Sep 2006 Nov 2006 Feb 2007 Apr 2007 May 2007 Jun 2007 Jun 2007 Aug 2007 Nov 2007 Date completed Raytel Nov(a) 2007 Respironics Dec(a) 2007 VISICU Emergin Dec(a) 2007 Dec(a) 2007

Capital reallocation 2005-2007, including recently announced share repurchase program of EUR 5 billion 100% = EUR 22,5 b Acquisitions * Including announced acquisitions and share repurchase program of EUR 5.0 billion for 2008/2009 Pension funding Cash to shareholders * Dividend Share repurchase

Expected 2008 growth and profitability of major 2006-2007 acquisitions Lifeline Systems Witt Biomedical Avent Intermagnetics Partners in Lighting Color Kinetics Sales to thirds Organic growth EBITA % of sales 12%-13% 18%-19% Major acquisitions

Contents I Strategic rationale II Transaction highlights III Respironics overview IV Value creation potential V Timetable

Respironics timeline Expected Date Milestone 21-Dec Announcement Filing of tender offer Q1-2008 Closure of tender offer Within 5 business days following execution of the agreement